

April 25, 2019

Virland Johnson
Chief Financial Officer
Live Ventures Incorporated
325 E Warm Springs Road
Suite 102
Las Vegas, NV 89119

      Re: Live Ventures Incorporated
          Form 10-K for the fiscal year ended September 30, 2018
          Filed December 27, 2018
          Form 10-Q for the fiscal quarter ended December 31, 2018
          Filed February 13, 2019
          File No. 001-33937

Dear Mr. Johnson:

    We have reviewed your April 17, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 10, 2019 letter.

Form 10-K for the fiscal year ended September 30, 2018

Note 4. Acquisitions
Acquisition of ApplianceSmart, page F-15

1.   We note your response to comment 2, which appears to conflict with your correspondence dated March 19, 2019 and disclosure in the 10-K. If the transfer of the lease obligations from ARCA to ApplianceSmart was concurrent with the acquisition date and not an event subsequent to the acquisition date, please tell us why it was not included in the final purchase price allocation disclosed on page F-15 of the 10-K, and why your response to comment 5 in the letter dated March 19, 2019 refers to the "post-closing assumption of

certain liabilities including material long term lease liabilities." We may have further comment.

2.   We note your response to comment 3. Please provide more detail regarding the royalty rate for the subject trade name and respective required rates of return used in the relief from royalty calculation. In addition to quantifying the inputs, please tell us how these inputs were determined, if a range of inputs were considered, and the magnitude of the impact on the trade name value if other inputs within the range, if any, had been used.

Form 10-Q for the fiscal quarter ended December 31, 2018
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 9

3.   We note your response to comment 4. We are unclear how revenue arising from contracts with customers is immaterial to your consolidated results, cash flows and financial condition. It appears that most, if not all, of your revenue streams are within the scope of ASC 606. Please tell us how you considered the impact of ASC 606 on all of your revenue streams, including breakage income and warranties, as well as the impact that adoption had upon your customer loyalty programs and accounting for the right of return on your products.

Shipping and Handling, page 10

4.   We note from your response to comment 5 that shipped products are sold F.O.B. destination after delivery and promised services are completed, and that shipping and handling costs are not incurred after the customer obtains title and control. Since the shipping and handling activities are performed before the customer obtains control of the product, then the shipping and handling activities are not a promised service to the customer. Rather, shipping and handling are activities to fulfill your promise to transfer the good and should be accounted for as a fulfillment cost, not revenue. Refer to ASC 606-10-25-18A.

You may contact Kristi Marrone at (202) 551-3429 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities